Leap is what's NEXT:)

Leap Wireless 2008 Annual Review

LEAP®

CEO LETTER:)

Our focus in three areas allowed us to advance our existing business performance, introduce new product offerings and successfully expand into new markets. We benefited from an increasing flight to value in the economic downturn, as people turned to companies like ours that offer more for less. We believe we have laid the foundation to continue our growth in 2009 and beyond, and believe we are well positioned to seize the opportunity.



DEAR FELLOW STOCKHOLDERS:

For Leap, 2008 was a year of strong progress that once again validated our position as a leading value innovator in the wireless industry.

Today, consumers are going exactly where we are – and where we always have been. They are migrating from postpaid to prepaid wireless plans and looking for value more than ever before. The customers we serve – young, ethnically diverse and typically in households earning less than $50,000 a year – are among the fastest-growing segments in the wireless business. Our 2008 results show that we are emerging as a wireless carrier with national service offerings providing the right products, in the right place, at the right time.

From our beginning, we have had the vision to see where the wireless world is going. We changed a whole industry with our unlimited approach to wireless voice. We have put unlimited everywhere – in voice, text, mobile Web and more. Last year we augmented the success of our pioneering Cricket Wireless service by adding two new products with attractive growth prospects. We commercially launched Cricket Broadband, our unlimited high-speed mobile broadband service, in the second quarter of 2008, and began the introductory launch of Cricket PAYGo™, our new 24/7 unlimited prepaid wireless service, in October 2008. Like Cricket Wireless, these offerings leverage our low-cost structure to innovate value at industry-leading prices.

As we launched the first of our Auction 66 markets in 2008, we began the third major wave of expansion in our Company's history. We expect to grow our business much as we have in the past – by building networks with the coverage and density to support unlimited talk, text and broadband; by launching markets with the right retail distribution mix; and by rapidly adding customers as we seek to quickly generate positive cash flow in each market. We look forward to these new markets with confidence, a confidence that is built on our history of success. With our proven business model, we stand ready to bring our growing product portfolio to even more customers across the country.

2008 PERFORMANCE

We believe Leap is well positioned as a value leader in changing economic environments, including the challenging one we entered last year. Our successes in 2008 were backed by the continuing strength of our balance sheet, which gives us financial resources to fund our growth. Last year we gained approximately 942,000 net customer additions, ending the year with 3.84 million customers from coast to coast. In early 2009, we reached 4 million customers. Our year-over-year customer growth rate of 34 percent was the second highest in the wireless industry. As part of this growth, our service revenues rose 23 percent for the year to $1.7 billion. People turned to us for value and the ability to help control their costs with our predictable, flat-rate plans. Our results reflect the strength of our business and its ability to perform in a challenging economic environment.

EXISTING BUSINESS PERFORMANCE

We are especially pleased with our ability to increase penetration in our existing markets – which we define as those in operation as of December 31, 2007 – which speaks to the staying power of our business. We strategically enhanced our footprint, adding cell sites for better coverage. We aligned our retail distribution to more closely match our target demographic. We raised awareness with targeted sales and marketing efforts. The response from customers has been very encouraging and confirms that these investments were the right ones to make. In the markets where we made further investments to expand and enhance our network, improve our distribution, and increase marketing and awareness, we increased customer penetration approximately 100 basis points year-over-year, nearly double the year-over-year increase in the existing markets that we did not invest in. Our existing business continued to perform well and generated adjusted operating income before depreciation and amortization (OIBDA) of $586 million for the year, an increase of approximately 49 percent over 2007, the highest growth rate of any U.S. wireless carrier.

CEO LETTER:)

NEW MARKET LAUNCHES AND INCREASED COVERAGE

We also experienced impressive customer uptake in our newest markets. Last year we launched approximately 11 million new covered potential customers (POPs), growing our footprint by 20 percent. Our seasoned launch team brought unlimited Cricket service to Savannah, GA; St. Louis, MO; Las Vegas, NV; Oklahoma City, OK; Rio Grande Valley, Laredo and Corpus Christi, TX; and Madison and Milwaukee, WI. At the end of 2008, our covered POPs totaled approximately 67.2 million, and with the launches of Chicago and Philadelphia in the first quarter of 2009, we are well on the way to achieving our goal of covering up to approximately 25 million additional POPs by mid-2009.

In addition to introducing new products and services and enhancing our own network, we also significantly increased our network access through the debut of Premium Extended Coverage, a strategic roaming program which gives us one of the largest unlimited roaming coverage areas of any low-cost, unlimited carrier. This major milestone was made possible through strategic roaming partnerships with 14 different carriers. In November 2008, we began including this service in our highest-value Cricket Wireless service plans at no extra charge, and offered it with our other service plans for an additional $5 a month. The service gives our customers unlimited voice usage in a broad service area, which totaled more than 122 million POPs at year end.

2009 OPPORTUNITIES

Looking ahead, the current economic turmoil provides us with a significant opportunity. We continue to use our thoughtful, time-tested launch approach as we enter our largest markets to date. With our joint venture partner, we brought our Cricket product portfolio to Chicago and Philadelphia in the first quarter of 2009, and expect to launch in Baltimore and Washington D.C. by the middle of 2009. We are innovating value on an unprecedented scale just as the average American consumer is increasingly looking for greater value.

We believe Leap has an opportunity to make strategic gains in the current downturn. History tells us that in periods of major economic disruptions the competitive field in any industry can get reshuffled and players can emerge from the pack to win new leadership positions. If we look back, many successful companies have used economic downturns as a catalyst to create opportunity and move ahead. We plan to be one of those companies.

GROWTH STRATEGIES

To that end, we are positioning our business, operations, brand and culture to support our expansion. First, we are growing our business with new market launches, broader coverage and even higher-density networks to provide a great customer experience at industry-leading pricing. We continue to expand our popular Cricket Broadband service, and we are evaluating a potential transition of Cricket PAYGo from a trial to commercial operation. Our focus on continually offering richer products, across even higher-quality networks, makes us more competitive, while driving growth and long-term value.

Second, we are taking advantage of our growing operational scale, as well as enhancing and streamlining our processes from billing to logistics to customer care. Our strategy is designed to improve the customer experience across our networks, devices, distribution and service.

In the year ahead, we plan to continue enhancing our high-quality networks. We also are introducing a fresh, efficient and cost-effective retail store concept in new markets that more effectively merchandises our Cricket products. Just as important, our exciting lineup of devices for 2009 includes additional QWERTY keyboards and our first touch-screen handset. We also plan to deliver a whole new interactive customer experience by providing a rich "on device portal" on select handsets.

We plan to continue to build the Cricket brand from one known for great products to one that innovates value through a total, end-to-end customer experience. We are making strategic investments in 2009 to increase consumer awareness of our products and services. By taking these steps, we believe we can further increase our penetration, better meet the needs of our customers, and continue leading the industry towards the flight to value.

Finally, we will execute with a culture that is focused on our core purpose: to create coveted communication products that all our communities deserve and can afford. While some wireless companies only see their customers as an opportunity, we see a responsibility – one that challenges the norms of the industry so we can offer smart choices that fit our customers' lives and deliver those choices with respect.

LEAP

LEAP 2008 ANNUAL REVIEW

CEO LETTER:)

EXPERIENCED TEAM

We have the right team in place to achieve our goals. Last year we welcomed Walter Berger, who brings more than 30 years of financial and operational management experience, as Executive Vice President and Chief Financial Officer. We appointed Al Moschner as Chief Operating Officer, from his previous position as Executive Vice President and Chief Marketing Officer. We also evolved the role of Glenn Umetsu, Executive Vice President and Chief Technical Officer, to lead major strategic programs for the Company, including new market launches across the business.

Beyond our executive team, Leap's strength lies in the expertise of its people. We ended 2008 with nearly 3,500 employees across the country, up over 40 percent in a single year, and have built a dedicated team to capture the opportunity in front of us. Our people are unexpectedly resourceful, continually finding new ways to reduce our costs and do more with less. They embrace a disciplined, breakaway pace that is essential as we compete on the evolving playing field of our industry.

For all of these reasons, we believe that Leap is what's next in the wireless industry. On behalf of all of us at Leap, I would like to thank you, our stockholders, for your confidence and support. I would also like to thank our employees for their commitment to winning and keeping each new customer. Together we look forward to delivering on our Company's promise as we set out to more than double the size of our business from 2007 to 2010 and take the national stage.

Sincerely,

S. Douglas Hutcheson
President and Chief Executive Officer
Leap Wireless International, Inc.

LEAP

LEAP 2008 ANNUAL REVIEW

BUSINESS :)

More than 90 percent of our customers use Cricket as their primary phone, and more than 65 percent use Cricket as their only phone, compared to the wireless industry average of 15 percent.

Our business model continues to deliver the best value at industry-leading costs. As our industry's value innovator, we are constantly looking for ways to deliver more for less. Our cost leadership has enabled us to accelerate our industry's migration from postpaid to prepaid customers.

STRATEGIC FOCUS

We have designed our business model to support unlimited usage. Our cost structure allows us to produce minutes for nearly 50 percent less than the industry average, while generating nearly equivalent operating margins. Our Cricket Wireless customers talk almost 1,500 minutes per month on average, nearly double the industry average, and those who use text messaging send and receive more than 1,100 text messages per month, three times the industry norm.

As a result, we have become a communications lifeline for our customers. More than 65 percent use Cricket as their only phone, compared to the wireless industry average of 15 percent, and more than 90 percent of them use Cricket as their primary phone. For our customers, Cricket service is not a convenience or a luxury – it is an expression of who they are. We believe customers will tend to hold onto their Cricket service in the current economy, even if they have to cut other costs to do it, including dropping their landline phone service.

Our business has been successful because we embrace a demographic that has long been underserved in the wireless industry. Our target customers – young, ethnically diverse and in households typically making less than $50,000 a year – are among the fastest-growing segments in the U.S. wireless industry. Our customers turn to us for value and the ability to control their costs with our predictable, flat-rate plans. We believe Leap is well positioned to continue benefiting from a flight to value during a challenging economic environment, as consumers turn to companies like ours that offer more value at prices they can afford.

Wireless is – and always has been – a highly competitive business. Recently, we have seen other carriers move toward flat-rate, prepaid plans like the ones we pioneered. In the past, we have seen more than a dozen competitors attempt to enter the unlimited space. Despite this competition, we have continued to achieve strong penetration and financial results. Our strategy is to remain focused on the fundamentals that have made us successful: offering a great customer experience with robust networks, superior handsets and value-rich products. By delivering unlimited value to the customers we serve, we believe we are positioned to continue driving demand for unlimited wireless services.

BUSINESS :)


Covered POPs
(in millions)
27.7
48.0
53.2
67.2
2005
2006
2007
2008


EOP Customers
(in thousands)
1,668
2,230
2,864
3,845
2005
2006
2007
2008

GROWTH

In 2008, we leveraged our low-cost structure to achieve significant growth in three areas – our existing business, new markets and new product offerings. With this growth strategy, we are continuing to increase our footprint, customer penetration and awareness in the marketplace.

In our existing markets, we increased penetration by improving our footprint, enhancing our retail distribution and raising consumer awareness of our products. We also achieved strong customer uptake in our newest markets after launching approximately 11 million new covered POPs in 2008. We ended the year with a footprint covering approximately 67.2 million POPs.

In addition, we launched two new products to augment the success of our flagship Cricket Wireless service. Cricket Broadband, our unlimited high-speed mobile broadband service, gives us an opportunity to widen our appeal and gain new Cricket Wireless customers over time. We also began an introductory launch of Cricket PAYGo, our unlimited prepaid wireless service. We continue to evaluate the early results of this product and its potential to extend our reach in the prepaid market as well as to capture new opportunities to create value for our business at attractive operating margins.

BRAND :)

By pioneering the Cricket brand, Leap caused an entire industry to rethink what it does. Today Cricket is innovating value for real life. We aspire to offer a total, end-to-end experience that makes a meaningful difference to the customers we serve.

Simple, straight talk is the strength behind our business and our brand. With our growing family of brands, we are bringing the power of unlimited voice, text, broadband and more to our customers – all at prices that respect their wallet.

CUSTOMERS

Our customers – young, ethnically diverse and value conscious – are among the fastest-growing segments in the U.S. wireless industry. With Cricket's affordable unlimited services, they can talk, text and surf the Web all they want.

Our customers talk almost **1,500** minutes per month on average, nearly double the industry average.

More than **65%** of customers use Cricket as their only phone, compared to the wireless industry average of 15%.

Customers who use text messaging send and receive more than **1,100** text messages per month, three times the industry norm.

More than **90%** of customers use Cricket as their primary phone.

Approximately **82%** of Cricket customers use text messaging each month, compared to the industry average of 40%.

Our target customers - young, ethnically diverse and value conscious - are among the **fastest-growing** segments in the U.S. wireless industry.

- **57%** are from ethnic groups, compared to the industry average of 10%.*
- **62%** are younger than 35, compared to the industry average of 39%.*
- **79%** earn less than $50,000/year, compared to the industry average of 48%.*

* Sources: Cricket Q408 Customer Survey, Cricket customer database, Yankee Group, M:Metrics



CRICKET WIRELESS

The popularity of Cricket Wireless, our original flat-rate unlimited wireless service, continues to drive our business. Compared to unlimited plans from the largest carriers, Cricket Wireless can save our customers $600 a year or more – a meaningful amount to the young, value-conscious demographic we serve. Our service plans range from $30 to $60 per month, with truly unlimited services, excellent coverage and predictable monthly bills.

We believe we offer the best value in the industry in terms of price and the breadth of our voice and data offerings. Customers can choose from a range of plans that include unlimited U.S. long distance, unlimited text and picture messaging, unlimited text to Mexico, unlimited Mobile Web, unlimited directory assistance and nationwide roaming minutes. All with no contracts or credit checks, Cricket is especially accessible in a challenging economy.

"I don't go anywhere or do anything without my phone. It's my lifeline." – *Cricket Customer, Fresno, CA*

CRICKET BROADBAND

Last year we gained further momentum with our new Cricket Broadband service, which offers unlimited high-speed wireless Internet access at an affordable flat rate. Broadband customers can send e-mail, surf the Web and download music, video and more – all from their laptop or desktop computer. Cricket Broadband service is just $35 per month for existing Cricket Wireless customers, and $40 per month as a stand-alone service.

After conducting market trials in 2007, we commercially launched our broadband service in the second quarter of 2008. By year end we had launched broadband across all of our markets, and each new market is launching with Cricket voice and broadband service together. The early success of Cricket Broadband has exceeded our internal expectations. Broadband customers accounted for over 130,000 total customers at the end of 2008, and more than half of them were new to the Cricket brand. We see this as an exceptional business opportunity to convert them to our Cricket Wireless service.

"This is my form of action. This is my Internet, this is my everything. This is my connection to the outside world." – Cricket Customer, Little Rock, AR

LEAP 2008 ANNUAL REVIEW

BRAND :)

CRICKET PAYGO

In October 2008 we began an introductory launch of Cricket PAYGo, our new 24/7 unlimited prepaid wireless service, to extend and diversify the Cricket brand. At just $1, $2 or $3 per day, we believe it offers the best value of any pay-as-you-go product in the marketplace today. Best of all, it provides attractive margins and significant differentiation from our monthly products.

We started with three Cricket markets and approximately 1,600 locations, including 600 Wal-Mart locations nationwide. As with all of our new product trials, we are taking a disciplined, data-driven approach to monitor our results. We have designed Cricket PAYGo to offer both compelling value and day-by-day spending control to a new segment of customers. We continue to evaluate its potential to extend our reach in the prepaid market and capture new opportunities to create value for our business.

"I know I can trust Cricket about the price... You have a budget, that's how Cricket fits in."
– Cricket Customer, Albuquerque, NM



OPERATIONS :)

For Leap, 2008 was another year of outstanding operational performance. We further improved our competitive position by offering the latest devices, stronger retail distribution and even broader coverage. We made strategic investments to support our business growth in 2009 and beyond. To enhance the customer experience, we upgraded our networks in existing markets and chose a more efficient billing and customer care system, all while aggressively managing costs.

With a constant focus on both customer satisfaction and operating efficiency, our strategy continues to drive improvements in operating margins while realizing increasing benefits of scale.

SUPERIOR NETWORKS

We are committed to driving further penetration. During 2008 we continued to invest in our existing business. We added approximately 400 new cell sites to existing markets, which enhanced coverage in our geographic market clusters to better serve those areas with the highest density of our target customers. As a result of our footprint expansion and enhancement, we achieved higher penetration in existing markets and generated greater cash flow.

In addition, with each new market launch, we strive to offer a satisfying customer experience through larger coverage areas and more robust distribution from Day 1. Last year we launched each new network at or near full capacity. Our Las Vegas introduction in May 2008 was a prime example. At launch, strategic roaming agreements allowed us to offer customers a coverage area of approximately 41,000 square miles at no extra charge. Having the largest local wireless footprint offered by any unlimited wireless service provider in the greater Las Vegas area has been a winning strategy. As we bring Cricket to our largest markets to date in 2009, we are focused on providing customers with networks offering broad and high quality coverage.


UNLIMITED
PAY AS YOU GO

LATEST DEVICES

Devices are an expression of our customers' personal styles – and give us a key competitive advantage for our business. As we launched our first Auction 66 markets last year, we led the industry by launching the world's first Advanced Wireless Services-compatible handset for Code Division Multiple Access (CDMA) networks. With everything from camera phones to music players and QWERTY keyboards, our handset lineup gives our customers the fun, fashion and functionality they want – at competitive prices that fit their budget.

We have assembled a quality handset portfolio from the major handset suppliers in the industry, such as Samsung, Motorola and Nokia as well as Kyocera and PCD. We also took our first step into device development and delivered the Cricket EZ. Designed and manufactured specifically for Cricket, it became one of the lowest cost CDMA handsets in North America. For our Cricket Broadband customers, we offered a leading-edge USB modem with CDMA 1xEV-DO Rev. A capabilities – one of the sleekest and most affordable in the marketplace.

Through our expanding scale, vendor relationships and device development strategy, we plan to enhance our lineup of handsets and modems even further in 2009. By offering our customers feature-rich devices at compelling price points, we see an opportunity to continue leading the unlimited wireless marketplace.

STRONG DISTRIBUTION

In 2008, we gave customers more ways and places to buy our growing portfolio of products. We ended the year with approximately 3,000 points of presence nationwide, including our re-emergence in more than 600 Wal-Mart locations with Cricket PAYGo. Our exclusive "premier" dealers, which cost-effectively broaden our reach with the look, feel and service of Cricket stores, continued to be one of our most productive channels. We also accelerated Web and telesales to net a growing share of our gross additions.

To further strengthen the Cricket brand, we have developed a fresh new store concept that more effectively merchandises our three products. The new design is coming to all new launch markets and relocations in 2009. As part of our focus on retail excellence, we also prepared to introduce a high-tech, touch-screen queuing system in our stores. The new process lets our customers learn more about our products and features as they wait for a sales or service representative.

OPERATIONS :)

In the coming year, we expect to expand the distribution of both handsets and prepaid airtime significantly. We plan to sell Cricket PAYGo airtime cards at convenience stores, grocery stores and gas stations across the country. In addition, we are introducing systems, processes and programs in a continous effort to improve the customer experience across every channel. Scalable and cost-effective, our distribution strategy is closely aligned with supply chain management to make us even more efficient and accelerate our growth.

CUSTOMER EXPERIENCE

Delivering a great customer experience remains an important focus for our Company. To support our growth and better meet the needs of our customers, in January 2009 we announced that we are moving our billing and customer care system to the Convergys platform. We chose this state-of-the-art system for its reliability, efficiency and scalability. We believe the change will not only improve the customer experience, but also help reduce churn and increase penetration.

For our customers, this new system will make Cricket even easier to do business with. By consolidating all customer account and transaction information into a single solution, the new system is expected to enhance the speed to market for our innovative products and services as well as deliver an "always on" customer service and sales environment. This system change is expected to support our growing portfolio of wireless voice, broadband and prepaid service offerings, while lowering the total cost of billing and customer care operations.

The new billing system is just one way we are improving our customer support by increasing the level of services through our call centers and distribution network.

BROAD COVERAGE

In addition to our ever expanding Cricket coverage areas and our new market launches, in November 2008 we introduced Premium Extended Coverage (PEC) which gives us one of the largest coverage areas of any low-cost unlimited carrier. This major milestone was made possible through strategic roaming partnerships with 14 different carriers. PEC is included in our highest-value Cricket Wireless service plans at no extra charge and is available with our other service plans for an additional $5 per month. The coverage gives our customers unlimited voice usage in a broad coverage area, which totaled more than 122 million POPs at year end.


Markets in Operation at end of 2008 (including Markets Operated by Joint Venture Partners)
Potential New Markets
Premium Extended Coverage

LEAP

CULTURE :)

Our culture is at the heart of our cost leadership. Our people are unexpectedly resourceful and continually find new ways to reduce costs in our business and do more with less. Underlying our culture is our fundamental belief that "what we do matters" – to our industry, our customers and our stockholders.

Our core purpose keeps us focused on our target customers – those American households making less than $50,000 a year.

OUR PEOPLE: COMMITTED TO OUR CUSTOMERS

The expertise of our growing team gives us a platform for future expansion. We ended 2008 with nearly 3,500 employees across the country, up more than 41 percent in a single year. Our people embrace a disciplined, breakaway pace that is essential as we expand on the national playing field of our industry. Most of all, they pride themselves on providing customers a satisfying experience every time they use a Cricket product or service.

Cricket strives to be an active corporate citizen in each of the communities it serves. Focusing on children and education, Cricket has partnered with organizations such as Big Brothers/Big Sisters, Boys & Girls Clubs, United Way, children's museums and many others.

We are proud to empower the customers we serve. Last year, we sponsored the "Declare Yourself" campaign to encourage 18- to 29-year-olds to vote in the 2008 presidential election. We sent 11 million text messages driving our customers to register to vote and cast their ballots. The Cricket Wireless Declaration Road Trip 2008 brought an original copy of the Declaration of Independence to cities across the country. As a result of our Declare Yourself sponsorship, more than 2.2 million people registered to vote.



One example of Cricket's commitment to giving back to the communities that we serve. In September 2008 when Hurricane Ike slammed into Texas, our committed employees worked around the clock to reopen stores and bring up our network. When Cricket technicians went into the community to restore service, they were literally surrounded by customers desperate to charge their phones.

We dispatched mobile service centers in the hardest hit areas of Galveston and Houston, where we charged phones for customers and non-customers alike. To help Cricket customers left homeless by the storm, we provided free or reduced rate roaming and extended payment periods. We did everything in our power to reconnect them with friends, family and their world.

OUR PURPOSE

What we do matters

Some wireless companies only see their customers as an opportunity; at Cricket, we see a responsibility to offer smart choices that fit our customers' lives and deliver those choices with respect.

Our purpose and passion are simple

Create coveted communication products at a value that all our communities deserve and can afford.

Our core purpose allows us to serve a market that other carriers have largely over looked – young, ethnically diverse customers in households typically making less than $50,000 a year.

OUR VALUES

Our values help us to grow our market share and build stockholder value.

- Truly knowing our customer matters
- Respecting our customers' finances, their time and their aspirations
- Our ability to drive smart solutions through an end-to-end experience
- Simple, straight talk
- Genuine contributions we can make as neighbors in all of our communities...above and beyond our day to day business
- Demanding profitability that delivers great returns for our customers

One of the things we value most is diversity – both in the people we hire and the way we think. At the core of our success is embracing a highly diverse customer base, and our team reflects the communities we serve. We believe that everyone has a contribution to make. With diversity action committees across the country, we are helping people build homes, plant community gardens and make a difference in their world. In big and small ways, this commitment shows that what we do matters.

LEAP 2008 ANNUAL REVIEW

CULTURE :)

OUR SPIRIT

Our spirit – what drives us and sets us apart from other companies – is what enables us to manage costs in our business and seize opportunities that others don't.

"Cricket actively becomes part of the community of our customers. Side by side, we're in this together."

Audrey Archer
Cricket Employee: Less than 1 Year

"I'm always delighted when a brand new customer calls in and says, 'I just bought a laptop and a Cricket Broadband card. Can you get me on the Internet tonight?' It makes me feel good to connect each customer with their friends and family – that's what matters."

Carrie Comeford
Cricket Customer Care Vendor Manager & Cricket Employee: 2 Years

"The Cricket team aggressively seeks opportunities to enhance product value, introduce new services and expand our network."

Randy Newman
Area General Manager - San Diego
Cricket Employee: 8 Years

"Cricket drives customer loyalty by showing every customer respect through the increased value we bring to their wallet. Cricket means value, and our customers are seeing it in a time they need it most."

Donna Spilker-Leahy
Executive Assistant - Denver
Cricket Employee: Less than 1 Year

"We are improving the customer experience by continually listening to our customer's comments, concerns and ideas and then acting on them."

Leticia Grajiola
Corporate Customer Relations Supervisor
Cricket Employee: 1 Year

"We are constantly raising the bar in terms of value and affordability. This improves wireless service for all consumers, regardless of their provider."

Laurie Itkin
Director of Government Affairs
Cricket Employee: 9 Years

"Cricket drives customer loyalty by showing every customer respect through the increased value we bring to their wallet. Cricket means value, and our customers are seeing it in a time they need it most."

Charles E. Hutton
Vice President, Customer Operations
Cricket Employee: 2 Years

"Our customers are looking for a company that cares enough about them to provide unprecedented value in wireless products, from basic phone service to high-speed Internet access."

Chris Samuelson
Regional General Manager
Colorado and Spokane
Cricket Employee: 3 Years



LEAP 2008 ANNUAL REVIEW

FINANCIALS :)

Today, Leap remains one of the fastest-growing carriers in the wireless industry. Our formula continues to work. We target underserved customer segments, build our brand, strengthen our distribution and continue to develop and evolve products and services. At the same time, we remain especially focused on maintaining our industry-leading, low-cost structure to enhance cash flow and margin growth. Our networks are designed to provide wireless service at significantly lower costs than many of our competitors. We maintain low customer acquisition costs through focused distribution strategies.



DEAR FELLOW STOCKHOLDERS:

When I became CFO in June 2008, I joined a team committed to building value. Every day Leap strives to innovate value – for both our customers and our stockholders. Our 2008 financial results speak to our ability to execute and perform, even in this challenged economy.

REVENUE AND MARGIN GENERATION

Last year we achieved solid customer growth in all areas, increasing our service revenues by 23 percent over 2007. Our substantial revenue growth was driven largely by higher penetration in our existing business. We also grew revenues as we built momentum with our industry-leading, unlimited Cricket Broadband service and launched new markets.

Even more significantly, we improved our operating margins in our existing business by proactively leveraging our low-cost structure. As a result, we achieved attractive margins, even with a slightly lower average revenue per user of $43.52 when compared to $44.92 in 2007, due to the popularity of our more affordable service plans and offerings.

With focused cost control emphasizing productivity, we kept our cash costs per user to $21.18 in 2008, compared to $20.84 in 2007. Meanwhile, our cost per gross addition was $186 for the year compared to $180 in 2007, reflecting our investment in new product launches and offset by lower handset subsidies, distribution and costs.

Especially notable was the performance of our existing business. We finished launching our Auction 58 markets in 2007, and last year our existing business generated adjusted OIBDA of $586 million, up 49 percent in a single year.

We see an even bigger opportunity to generate positive cash flow with the markets we acquired in Auction 66. Last year we launched the first of these markets in Oklahoma City, OK; South Texas; Las Vegas, NV; St. Louis, MO.; Savannah, GA; and Milwaukee, WI. In the first quarter of 2009, we and our joint venture partner brought our Cricket product portfolio to Chicago and Philadelphia. We expect to launch service in Baltimore and Washington D.C. by the middle of 2009 bringing our total covered POPs to over 90 million.

STRONG BALANCE SHEET

Perhaps of equal importance, we have been maintaining our focus on a strong balance sheet. In June 2008, we had the foresight to enter the capital markets at the right time. In doing so we raised $550 million of additional debt capital, resulting in net proceeds of approximately $536 million. At year end we had $596 million in unrescricted cash, cash equivalents and short-term investments. The majority of our debt is fixed rate, and our first significant principal payment is not due until September 2012.

In today's challenging business environment, Leap is keenly focused on managing costs and cash flow. We are optimistic that our mix of assets puts us in a good position to grow in the future. We believe our balance sheet, together with our ability to generate cash flow, gives us the financial resources to support responsible growth that we expect will generate positive returns for stockholders. At the same time, we continue to implement processes to make our Company even more scalable and efficient.

LOOKING AHEAD

Looking ahead, we plan to continue advancing our Company, our presence and our impact on a national scale. We think we have a significant opportunity to capitalize on what's next for Leap and the industry as a whole – as we take advantage of a growing flight to value and the shift to prepaid wireless services. In 2009, we plan to continue working diligently on our plans to generate attractive returns for you, our stockholders. I look forward to updating you on our progress in the year ahead.

Sincerely,

Walter Z. Berger
Executive Vice President and Chief Financial Officer
Leap Wireless International, Inc.

FINANCIALS :)

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	December 31, 2008	December 31, 2007
Assets		
Cash and cash equivalents	$ 357,708	$ 433,337
Short-term investments	238,143	179,233
Restricted cash, cash equivalents and short-term investments	4,780	15,550
Inventories	126,293	65,208
Other current assets	51,948	38,099
Total current assets	778,872	731,427
Property and equipment, net	1,842,718	1,316,657
Wireless licenses	1,841,798	1,866,353
Assets held for sale	45,569	—
Goodwill	430,101	425,782
Other intangible assets, net	29,854	46,102
Other assets	83,945	46,677
Total assets	$ 5,052,857	$ 4,432,998
Liabilities and Stockholders' Equity		
Accounts payable and accrued liabilities	$ 325,294	$ 225,735
Current maturities of long-term debt	13,000	10,500
Other current liabilities	162,002	114,808
Total current liabilities	500,296	351,043
Long-term debt	2,566,025	2,033,902
Deferred tax liabilities	223,387	182,835
Other long-term liabilities	84,350	90,172
Total liabilities	3,374,058	2,657,952
Minority interests	56,928	50,724
Commitments and contingencies		
Stockholders' equity:		
Preferred stock — authorized 10,000,000 shares, $.0001 par value; no shares issued and outstanding	—	—
Common stock — authorized 160,000,000 shares, $.0001 par value; 69,515,526 and 68,674,435 shares issued and outstanding at December 31, 2008 and 2007, respectively	7	7
Additional paid-in capital	1,851,308	1,808,689
Accumulated deficit	(223,522)	(75,699)
Accumulated other comprehensive loss	(5,922)	(8,675)
Total stockholders' equity	1,621,871	1,724,322
Total liabilities and stockholders' equity	$ 5,052,857	$ 4,432,998

These condensed consolidated financial statements should be read in conjunction with the full financial statements and accompanying notes presented in Leap's Annual Report on Form 10-K for the year ended December 31, 2008 and appended to its Proxy Statement for the 2009 Annual Meeting of Stockholders.

LEAP

LEAP 2008 ANNUAL REVIEW

FINANCIALS :)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
(In thousands, except per share data)	2008	2007	2006
Revenues:			
Service revenues	$ 1,709,101	$ 1,395,667	$ 956,365
Equipment revenues	249,761	235,136	210,822
Total revenues	1,958,862	1,630,803	1,167,187
Operating expenses:			
Cost of service (exclusive of items shown separately below)	(488,298)	(384,128)	(264,162)
Cost of equipment	(465,422)	(405,997)	(310,834)
Selling and marketing	(294,917)	(206,213)	(159,257)
General and administrative	(331,691)	(271,536)	(196,604)
Depreciation and amortization	(331,448)	(302,201)	(226,747)
Impairment of assets	(177)	(1,368)	(7,912)
Total operating expenses	(1,911,953)	(1,571,443)	(1,165,516)
Gain (loss) on sale or disposal of assets	(209)	902	22,054
Operating income	46,700	60,262	23,725
Minority interests in consolidated subsidiaries	(4,874)	1,817	1,493
Equity in net loss of investee	(298)	(2,309)	—
Interest income	14,571	28,939	23,063
Interest expense	(158,259)	(121,231)	(61,334)
Other expense, net	(7,032)	(6,039)	(2,650)
Loss before income taxes and cumulative effect of change in accounting principle	(109,192)	(38,561)	(15,703)
Income tax expense	(38,631)	(37,366)	(9,277)
Loss before cumulative effect of change in accounting principle	(147,823)	(75,927)	(24,980)
Cumulative effect of change in accounting principle	—	—	623
Net loss	$ (147,823)	$ (75,927)	$ (24,357)
Basic earnings (loss) per share:			
Income (loss) before cumulative effect of change in accounting principle	$ (2.17)	$ (1.13)	$ (0.41)
Cumulative effect of change in accounting principle	—	—	0.01
Basic earnings (loss) per share	$ (2.17)	$ (1.13)	$ (0.40)
Diluted earnings (loss) per share:			
Income (loss) before cumulative effect of change in accounting principle	$ (2.17)	$ (1.13)	$ (0.41)
Cumulative effect of change in accounting principle	—	—	0.01
Diluted earnings (loss) per share	$ (2.17)	$ (1.13)	$ (0.40)
Shares used in per share calculations:			
Basic	68,021	67,100	61,645
Diluted	68,021	67,100	61,645

These condensed consolidated financial statements should be read in conjunction with the full financial statements and accompanying notes presented in Leap's Annual Report on Form 10-K for the year ended December 31, 2008 and appended to its Proxy Statement for the 2009 Annual Meeting of Stockholders.

FINANCIALS:)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended December 31, 2008	2007	2006
Operating activities:			
Net loss	$ (147,823)	$ (75,927)	$ (24,357)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Share-based compensation expense	35,215	29,339	19,725
Depreciation and amortization	331,448	302,201	226,747
Accretion of asset retirement obligations	1,153	1,666	1,617
Non-cash interest items, net	13,057	(4,425)	(266)
Loss on extinguishment of debt	—	669	6,897
Deferred income tax expense	35,971	36,084	8,831
Impairment of assets	177	1,368	7,912
Impairment of short-term investments	7,538	5,440	—
(Gain) loss on sale or disposal of assets	209	(902)	(22,054)
Gain on extinguishment of asset retirement obligations	—	(6,089)	—
Minority interest activity	4,781	(1,817)	(1,493)
Equity in net loss of investee	298	2,309	—
Cumulative effect of change in accounting principle	—	—	(623)
Changes in assets and liabilities:			
Inventories	(60,899)	24,977	(52,898)
Other assets	(20,759)	31,164	(26,912)
Accounts payable and accrued liabilities	75,344	(53,310)	95,502
Other liabilities	74,936	23,434	51,243
Net cash provided by operating activities	350,646	316,181	289,871
Investing activities:			
Acquisition of a business, net of cash acquired	(31,217)	—	—
Purchases of property and equipment	(795,678)	(504,770)	(591,295)
Change in prepayments for purchases of property and equipment	(5,876)	12,831	(3,846)
Purchases of and deposits for wireless licenses and spectrum clearing costs	(78,451)	(5,292)	(1,018,832)
Return of deposit for wireless licenses	70,000	—	—
Proceeds from sale of wireless licenses and operating assets	—	9,500	40,372
Purchases of investments	(598,015)	(642,513)	(150,488)
Sales and maturities of investments	532,468	530,956	177,932
Purchase of minority interest	—	(4,706)	—
Purchase of membership units	(1,033)	(18,955)	—
Changes in restricted cash, cash equivalents and short-term investments, net	(2,176)	221	(4,467)
Net cash used in investing activities	(909,978)	(622,728)	(1,550,624)
Financing activities:			
Proceeds from long-term debt	535,750	370,480	2,260,000
Principal payments on capital lease obligations	(41,774)	(5,213)	—
Repayment of long-term debt	(10,500)	(9,000)	(1,168,944)
Payment of debt issuance costs	(7,658)	(7,765)	(22,864)
Minority interest contributions	—	8,880	12,402
Proceeds from issuance of common stock, net	7,885	9,690	1,119
Proceeds from physical settlement of forward equity sale	—	—	260,036
Payment of fees related to forward equity sale	—	—	(1,257)
Net cash provided by financing activities	483,703	367,072	1,340,492
Net increase (decrease) in cash and cash equivalents	(75,629)	60,525	79,739
Cash and cash equivalents at beginning of period	433,337	372,812	293,073
Cash and cash equivalents at end of period	$ 357,708	$ 433,337	$ 372,812

These condensed consolidated financial statements should be read in conjunction with the full financial statements and accompanying notes presented in Leap's Annual Report on Form 10-K for the year ended December 31, 2008 and appended to its Proxy Statement for the 2009 Annual Meeting of Stockholders.

LEAP

LEAP 2008 ANNUAL REVIEW

FINANCIALS :)

KEY FINANCIAL RESULTS AND OPERATING METRICS

(In millions)	Year Ended December 31, 2008	2007	2006
Revenues:			
Service revenues	$ 1,709.1	$ 1,395.7	$ 956.4
Equipment revenue	249.8	235.1	210.8
Total revenues	1,958.9	1,630.8	1,167.2
Operating Expenses:			
Cost of service	488.3	384.1	264.2
Cost of equipment	465.4	406.0	310.8
Selling and marketing	294.9	206.2	159.3
General and administrative	331.7	271.5	196.6
Depreciation and amortization	331.4	302.2	226.7
Impairment of assets	0.2	1.4	7.9
Total operating expenses	1,912.0	1,571.4	1,165.5
Gain (loss) on sale or disposal of assets	(0.2)	0.9	22.1
Operating income	$ 46.7	$ 60.3	$ 23.7

(In millions, except for percentages, customer data and operating metrics)	Year Ended December 31, 2008	2007	2006
Adjusted OIBDA	$ 413.7	$ 392.3	$ 256.1
Existing Business Adjusted OIBDA	$ 585.8	$ 392.3	$ 256.1
Gross customer additions	2,487,579	1,974,504	1,455,810
Net customer additions	942,304	633,693	592,237
End of period customers	3,844,660	2,863,519	2,229,826
End of period covered POPS	~ 67.2	~ 53.2	~ 48.0
Weighted-average customers	3,272,347	2,589,312	1,861,477
Churn	4.0%	4.3%	3.9%
ARPU	$ 43.52	$ 44.92	$ 42.81
CCU	$ 21.18	$ 20.84	$ 20.20
CPGA	$ 186	$ 180	$ 171
Cash purchases of property and equipment	$ 795.7	$ 504.8	$ 591.3

LEAP 2008 ANNUAL REVIEW

FINANCIALS :)

PERFORMANCE MEASURES

PERFORMANCE MEASURES: In managing our business and assessing our financial performance, management supplements the information provided by our financial statements with several customer-focused performance measures that are widely used in the telecommunications industry.

ARPU, or average revenue per user per month, measures service revenue per customer. ARPU is service revenue divided by the weighted-average number of customers, divided by the number of months during the period being measured.

CPGA, or cost per gross addition, measures the average cost of acquiring a new customer. CPGA is selling and marketing costs (excluding applicable share-based compensation expense included in selling and marketing expense), and equipment subsidy (generally defined as cost of equipment less equipment revenue), less the net loss on equipment transactions unrelated to initial customer acquisition, divided by the total number of gross new customer additions during the period being measured. The net loss on equipment transactions unrelated to initial customer acquisition includes the revenues and costs associated with the sale of handsets to existing customers as well as costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers). We deduct customers who do not pay their first monthly bill from our gross customer additions, which tends to increase CPGA because we incur the costs associated with this customer without receiving the benefit of a gross customer addition.

CCU, or cash costs per user per month, measures the non-selling cash cost of operating our business on a per customer basis. CCU is cost of service and general and administrative costs (excluding applicable share-based compensation expense included in cost of service and general and administrative expense) plus net loss on equipment transactions unrelated to initial customer acquisition (which includes the gain or loss on the sale of handsets to existing customers and costs associated with handset replacements and repairs (other than warranty costs which are the responsibility of the handset manufacturers)), divided by the weighted-average number of customers, divided by the number of months during the period being measured. CCU does not include any depreciation and amortization expense.

CCPU, or calculated contribution per user per month, measures the approximate ongoing operating contribution per user per month assuming that ARPU, CCU, CPGA and churn remain constant over the customer's lifetime. CCPU is defined as ARPU, less CCU, less churn-adjusted CPGA.

Churn, which measures customer turnover, is calculated as the net number of customers that disconnect from our service divided by the weighted-average number of customers divided by the number of months during the period being measured. Customers who do not pay their first monthly bill are deducted from our gross customer additions in the month that they are disconnected; as a result, these customers are not included in churn. Customers of our Cricket Wireless and Cricket Broadband services are generally disconnected from service approximately 30 days after failing to pay a monthly bill, and pay-in-advance customers who ask to terminate their service are disconnected when their paid service period ends. Customers for our Cricket PAYGo service are generally disconnected from service if they have not replenished or "topped up" their account within 60 days after the end of their initial term of service.

Adjusted OIBDA is defined as operating income less depreciation and amortization, adjusted to exclude the effects of: gain/loss on sale/disposal of wireless licenses and operating assets; impairment of indefinite-lived intangible assets; impairment of long-lived assets and related charges; and share-based compensation expense.

Existing Business Adjusted OIBDA further adjusts adjusted OIBDA to exclude total revenues attributable to new markets launched after December 31, 2007 and our mobile broadband offering, and to add back operating expenses attributable to such activities that were included in total operating expenses (other than depreciation and amortization and share-based compensation expense, which have already been added back to adjusted OIBDA).

In a capital-intensive industry such as wireless telecommunications, management believes that adjusted OIBDA and Existing Business Adjusted OIBDA, as well as the associated percentage margin calculations, are meaningful measures of our operating performance. We use adjusted OIBDA and Existing Business Adjusted OIBDA as supplemental performance measures because management believes they facilitate comparisons of our operating performance from period to period and comparisons of our operating performance to that of other companies by backing out potential differences caused by the age and book depreciation of fixed assets (affecting relative depreciation expenses) as well as the items described above for which additional adjustments were made. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Adjusted OIBDA and Existing Business Adjusted OIBDA have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations include: they do not reflect capital expenditures; although they do not include depreciation and amortization, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted OIBDA and Existing Business Adjusted OIBDA do not reflect cash requirements for such replacements; they do not reflect costs associated with share-based awards exchanged for employee services; they do not reflect the interest expense necessary to service interest or principal payments on current or future indebtedness; and they do not reflect expenses incurred for the payment of income taxes and other taxes.

Other companies may calculate these measures differently. For more information regarding our use of performance measures, please refer to our periodic reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2008.

LEAP 2008 ANNUAL REVIEW

FINANCIALS :)

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The following table reconciles total costs used in the calculation of CPGA to selling and marketing expense, which we consider to be the most directly comparable GAAP financial measure to CPGA.

(In thousands, except gross customer additions and CPGA)	Year Ended December 31, 2008	2007	2006
Selling and marketing expense	$ 294,917	$ 206,213	$ 159,257
Less share-based compensation expense included in selling and marketing expense	(4,580)	(3,330)	(1,970)
Plus cost of equipment	465,422	405,997	310,834
Less equipment revenue	(249,761)	(235,136)	(210,822)
Less net loss on equipment transactions unrelated to initial customer acquisition	(42,174)	(17,866)	(8,196)
Total costs used in the calculation of CPGA	$ 463,824	$ 355,878	$ 249,103
Gross customer additions	2,487,579	1,974,504	1,455,810
CPGA	$ 186	$ 180	$ 171

The following table reconciles total costs used in the calculation of CCU to cost of service, which we consider to be the most directly comparable GAAP financial measure to CCU.

(In thousands, except weighted average number of customers and CCU)	Year Ended December 31, 2008	2007	2006
Cost of service	$ 488,298	$ 384,128	$ 264,162
Plus general and administrative expense	331,691	271,536	196,604
Less share-based compensation expense included in cost of service and general and administrative expense	(30,635)	(26,009)	(17,755)
Plus net loss on equipment transactions unrelated to initial customer acquisition	42,174	17,866	8,196
Total costs used in the calculation of CCU	$ 831,528	$ 647,521	$ 451,207
Weighted-average number of customers	3,272,347	2,589,312	1,861,477
CCU	$ 21.18	$ 20.84	$ 20.20

LEAP

FINANCIALS :)

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (continued)

Calculated contribution per user per month is calculated as follows:

	Year Ended December 31,		
	2008	2007	2006
ARPU	$ 43.52	$ 44.92	$ 42.81
Less CCU	(21.18)	(20.84)	(20.20)
Less CPGA times churn ($186 x 4.0%), ($180 x 4.3%) and ($171 x 3.9%)	(7.44)	(7.74)	(6.67)
Calculated contribution per user per month	$ 14.90	$ 16.34	$ 15.94

The following table reconciles Adjusted OIBDA and Existing Business Adjusted OIBDA to operating income, which we consider to be the most directly comparable GAAP financial measure to Adjusted OIBDA and Existing Business Adjusted OIBDA.

	Year Ended December 31,		
(In thousands)	2008	2007	2006
Operating income	$ 46,700	$ 60,262	$ 23,725
Plus depreciation and amortization	331,448	302,201	226,747
OIBDA	378,148	362,463	250,472
Less (gain) loss on sale or disposal of assets	209	(902)	(22,054)
Plus impairment of assets	177	1,368	7,912
Plus share-based compensation expense	35,215	29,339	19,725
Adjusted OIBDA	413,749	392,268	256,055
Plus net operating expense attributable to new markets included in total operating expenses	114,911	—	—
Plus net operating expense attributable to broadband included in total operating expenses	57,120	—	—
Existing Business Adjusted OIBDA	$ 585,780	$ 392,268	$ 256,055

FINANCIALS :)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Leap Wireless International, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Leap Wireless International, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, of cash flows and of stockholders' equity (not presented herein) for each of the three years in the period ended December 31, 2008 appearing in Item 8 of Leap Wireless International, Inc.'s annual report on Form 10-K for the year ended December 31, 2008; and in our report dated February 27, 2009, we expressed an unqualified opinion on those consolidated financial statements thereon (with explanatory paragraphs relating to the change in accounting principle for share-based compensation and the change in accounting principle for uncertain tax positions).

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

San Diego, California
February 27, 2009

FINANCIALS :)

MANAGEMENT

At Leap, our leadership team knows how to manage rapid growth and navigate the business through challenging times. In June 2008, we strengthened our executive team with the appointment of Walter Berger as our Executive Vice President and Chief Financial Officer. With more than 30 years of financial and accounting experience, Walter brings a solid background in corporate finance and operational experience to Leap.

In July we aligned our senior team to support our growth, promoting Al Moschner to Chief Operating Officer from his prior position as Executive Vice President and Chief Marketing Officer. Al, who joined Leap in 2004, now oversees all sales, marketing, information technology, technical operations and supply chain management.

At the same time, we evolved the role of Glenn Umetsu, Executive Vice President and Chief Technical Officer, to lead major strategic programs for the Company, including new market launches across the business. With Leap since 2000, Glenn's long experience positions the Company for future growth and development. In addition, Leap welcomed to the senior management team: Keith Buckley, Senior Vice President, Supply Chain Management; Kirk Golbach, Senior Vice President, Field Operations, West; Colin Holland, Senior Vice President, Engineering & Technical Operations; Bill Ingram, Senior Vice President, Strategy; Jeff Nachbor, Senior Vice President and Chief Accounting Officer; and Greg Post Senior Vice President, Field Operations, East.


LEFT TO RIGHT
Bill Ingram
Len Stephens
Al Moschner
LEAP
LEFT TO RIGHT
Rob Irving
Glenn Umetsu
Doug Hutcheson
Walter Berger

LEAP

LEAP 2008 ANNUAL REVIEW

CORPORATE INFORMATION:)

BOARD OF DIRECTORS

Dr. Mark H. Rachesky, M.D.
Chairman of the Board
Chairman, Co-Founder and President
MHR Fund Management, LLC

John D. Harkey, Jr.
Director
Chairman and Chief Executive Officer
Consolidated Restaurant Companies, Inc.

S. Douglas ("Doug") Hutcheson
President, Chief Executive Officer
and Director
Leap Wireless International, Inc.

Robert V. LaPenta
Director
Chairman, President and
Chief Executive Officer
L1 Identity Solutions, Inc.

Michael B. Targoff
Director
Chief Executive Officer
Loral Space & Communications, Inc.

SENIOR MANAGEMENT TEAM

S. Douglas Hutcheson
President and Chief Executive Officer

Albin F. Moschner
Chief Operating Officer

Walter Z. Berger
Executive Vice President and
Chief Financial Officer

Glenn T. Umetsu
Executive Vice President and
Chief Technical Officer

Keith R. Buckley
Senior Vice President,
Supply Chain Management

David B. Davis
Senior Vice President,
Strategic Initiatives

T. Scott Edwards
Senior Vice President,
Marketing

E. Kirk Golbach
Senior Vice President,
Field Operations, West

Colin E. Holland
Senior Vice President,
Engineering and Technical Operations

William D. Ingram
Senior Vice President,
Strategy

Robert J. Irving, Jr.
Senior Vice President and
General Counsel

Aaron P. Maddox
Senior Vice President,
Financial Operations

Jeffrey E. Nachbor
Senior Vice President and
Chief Accounting Officer

Greg A. Post
Senior Vice President,
Field Operations, East

Leonard C. Stephens
Senior Vice President,
Human Resources

Dave P. Truzinski
Senior Vice President and
Chief Information Officer

Linda K. Wokoun
Senior Vice President,
Customer Operations

CORPORATE HEADQUARTERS

10307 Pacific Center Court
San Diego, CA 92121
T: (858) 882-6000
F: (858) 882-6010

CORPORATE COUNSEL

Latham & Watkins LLP
San Diego, CA

AUDITORS

PricewaterhouseCoopers LLP
San Diego, CA

INVESTOR RELATIONS

Amy Wakeham
Director, Investor Relations and
Corporate Communications

Wendy Kelley
Manager, Investor Relations

For further information on Leap or to receive a copy of the Leap Wireless International, Inc. Annual Report on Form 10-K for the year ended December 31, 2008 or proxy statement filed with the Securities and Exchange Commission, go to www.leapwireless.com/ar2008 or write to:
Leap Wireless International, Inc.
Investor Relations
10307 Pacific Center Court
San Diego, CA 92121
T: (858) 882-6000
F: (858) 882-6010

You may also contact us by sending an e-mail to IR@leapwireless.com or by visiting the Investor Relations section of the Company's Web-site at www.leapwireless.com.
The Company's publicly filed reports, including financial statements, are available on the Securities and Exchange Commission's EDGAR system.

TRANSFER AGENT

BNY Mellon Shareholder Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(800) 263-5209
TDD for Hearing Impaired: (800) 231-5469
Foreign Shareholders: (201) 680-6578
TDD Foreign Shareholders: (201) 680-6610
www.bnymellon.com/shareowner/isd

MARKETING INFORMATION AND DIVIDEND POLICY

The common stock of the Company is traded on the NASDAQ® Global Select Market under the symbol "LEAP." To date the Company has not paid cash dividends and does not anticipate paying cash dividends in the foreseeable future.

Forward-Looking Statements: This annual review contains forward-looking statements based on current expectations, estimates and projections about our industry and our management's beliefs and assumptions. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Actual events or results can differ materially from those expressed or implied. Please refer to the information set forth under the captions "Risk Factors" and "Forward-Looking Statements" in our 2008 Annual Report on Form 10-K and other reports and documents that we file from time to time with the Securities and Exchange Commission for some of the factors that may cause actual results to differ materially from the forward-looking statements. Readers are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date made. Except as required by law, we undertake no obligation to update any forward-looking statement.

LEAP®

Leap Wireless International, Inc. • 10307 Pacific Center Court • San Diego, California 92121 • **www.leapwireless.com**